Contact

www.linkedin.com/in/randeegilmore
(LinkedIn)

Top Skills

Public Relations

Media Relations

Creative Writing

Languages

Spanish

Honors-Awards

Bulldog Media Relations Award - Gold - Best 2012 Travel, Hospitality or Destination Campaign

4As Institute Advanced Advertising Studies New York, NY

Randee G.

Social Impact + Communications @ GoBe Kids
Washington DC-Baltimore Area

Summary

Randee is an award-winning marketing and communications leader with 10+ years of experience who is passionate about building teams and brands at startups, nonprofits, and Fortune 500 companies.

+ Avid storyteller with proven success in driving behavior through internal and external marketing campaigns.

+ Team builder with experience working across marketing, sales, and product teams, serving as both a mentor and leader.

+ Versatile and flexible branding strategist with strong ability to quickly grasp new concepts and market a diverse range of client offerings and products.

+ Highly-skilled program manager with a passion for the details and a strong understanding of the big picture.

Learn more at rgcomms.com.

———

Experience

GoBe Kids
1 year 8 months

Head of Social Impact and Communications
January 2024 - Present (2 months)

GoBe Kids is passionate about helping parents and kids thrive during their early years and supporting them throughout the entire parenting journey.

Head Of Marketing
July 2022 - January 2024 (1 year 7 months)

Real, Good Communications
President and Founder
December 2019 - Present (4 years 3 months)

Founded Real, Good Communications ("RG Comms"), a marketing and branding consultancy; passion for partnering with women-owned startups and small businesses committed to making a difference in local communities and around the world.

Past and current clients include GoBe Kids, The Cleanie Awards®, Global Shea Alliance, Clarendon Animal Care, The Rock It! Co., and Dupont Circle Solutions.

+ Grew company revenue 113% from 2020 to 2021, within one year of business; proven success working as an embedded member of clients' marketing and communications teams.
+ Partnered with the Global Shea Alliance (GSA), an organization committed to the sustainable use of shea in food and cosmetics, to execute their virtual annual conference and 10-year anniversary celebration; oversaw marketing for 800+ global conference attendees.
+ Retained by GSA to develop a comprehensive marketing plan to drive awareness for their $65.5M 10-year fundraising campaign; plan focused heavily on celebrating African women impacted by the shea industry.
+ Led The Cleanie Awards, the #1 clean energy awards program; oversaw all program elements including email, social media, paid ads, creative, judging, and sponsorships; retained by client three years in a row.

The Cleanie Awards
Executive Director
January 2020 - March 2023 (3 years 3 months)

The #1 awards program celebrating people and brands driving the clean energy economy. Learn more at thecleanieawards.com.

ICF
Senior Manager, Corporate Communications
January 2019 - January 2020 (1 year 1 month)
Washington D.C. Metro Area

Supported internal and external communications efforts, including earned, owned and social media activities for ICF, a $1.3B global consultancy with 7,000+ employees in 15 different industries.

+ Worked directly with executive leadership on a daily basis on communications and marketing activities for the firm.

+ Managed the day-to-day relationship with the PR agency; work with internal and external stakeholders on all media relations activities including press releases, interviews, bylines, and crisis communications.

+ Supported cross-channel marketing efforts and content creation for ICF's priority markets like disaster management, commercial energy, and cybersecurity, developing deep relationships with subject matter experts across the organization to mine for compelling narratives.

+ Led the company's 50th anniversary campaign; responsible for creating all content on icf.com/50years and working across multiple departments including overseeing creative materials.

Snagajob

2 years 9 months

Senior Manager, Marketing Communications

April 2017 - December 2018 (1 year 9 months)

Washington D.C. Metro Area

Led the corporate communications and marketing strategy for Snagajob, the nation's largest marketplace for hourly work. Reported directly to the Chief Executive Officer.

+ Served as the acting head of corporate communications and marketing, reporting directly to the CEO.

+ Oversaw the strategy and execution of Snagajob's thought leadership, public relations, corporate events, social media, executive communications, and content marketing efforts.

+ Managed content for the C-suite, including presentations, byline articles, blog posts, and quotes.

+ Led content strategy and execution of the annual user conference, HourMinds; surpassed registration and sponsorship goals by five percent.

Manager, Marketing Communications

April 2016 - March 2017 (1 year)

Washington D.C. Metro Area

Odell, Simms & Lynch, Inc.

2 years 3 months

Manager, Marketing Communications

March 2015 - March 2016 (1 year 1 month)

Washington D.C. Metro Area

Oversaw communications strategies to positively position the company to internal and external stakeholders. Led the new business development process. Reported directly to the Chief Operations Officer.

+ Developed a comprehensive communications and marketing plan to clearly convey the organization's value.
+ Worked with C-suite to strategize and implement short- and long-term growth plans with defined goals.
+ Managed business development and helped lead strategic partnerships.
+ Wrote proposals detailing scope, budget and timeline that garnered $100,000+ in new business.

Senior Account Executive
January 2014 - March 2015 (1 year 3 months)
Washington D.C. Metro Area

Ogilvy
2 years 7 months

Senior Account Executive
February 2013 - January 2014 (1 year)
Washington D.C. Metro Area

Served as liaison with client, media, and account teams; wrote press releases, media pitches and talking points; secured top-tier media for health and tourism clients.

+ Ran media outreach campaigns for high-profile clients including Susan G. Komen for the Cure, Puerto Rico Tourism Company, and USAID-Johns Hopkins.
+ Coordinated on-site media presence of CNN, C-SPAN, FOX, and NBC at multiple highly-visible events. + Led several press trips of 10+ journalists to Puerto Rico; coordinated with journalists, hotel management, restaurants, on-island attractions, and the client leading up to the event and then troubleshot on site.
+ Placed top-tier media for the Puerto Rico Company like Destination Weddings & Honeymoons, CNN Traveler, US Airways, Travel & Leisure, The Washington Post, and the New York Times.
+ Managed budgets up to $120,000 per press trip, bringing them in on-time and within contractual margins.

Account Executive
July 2011 - February 2013 (1 year 8 months)

McCann Erickson
Assistant Account Executive
March 2010 - June 2011 (1 year 4 months)

Acted as point of contact for 24-person field marketing team for the U.S. Army account. Worked with creative and strategy teams to strategize and distribute print, radio, TV, and out-of-home creative materials for local use.

+ Launched a brand identity management website to ensure quality and consistency across Army-branded communications for more than 3,000 registered users; worked closely with UX and creative teams.
+ Executed CareerRookie program after researching and identifying 12 target markets; distributed monthly reports on leads and responses to client and agency partners; suggested tactics for improving the program.

————

Education

University of Virginia
B.A., English, Spanish